Exhibit 99.1

Brookfield Asset Management Reaches Agreement with Brookfield Property Partners to Acquire 100% of BPY Units

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Aggregate consideration payable to the public of $6.5 billion

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Unitholders can elect for each BPY unit $18.17 in cash, 0.3979 of a Brookfield Class A Share or 0.7268 of a BPY preferred unit, subject to pro-ration, for an aggregate consideration mix of approximately 50% cash, 42% Brookfield Class A Shares and 8% BPY preferred units

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BPY’s Independent Directors Unanimously Approve Transaction

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, April 1, 2021 -- Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM; TSX: BAM.A) and Brookfield Property Partners L.P. (“BPY”) (NASDAQ: BPY; TSX: BPY.UN) announced today that they have reached agreement for Brookfield to acquire all of the limited partnership units of BPY (“BPY units”) at a value of $18.17 per BPY unit1 (the “Enhanced Offer”), to be completed by way of an Ontario court-approved plan of arrangement (“Arrangement”). This represents total consideration of $6.5 billion payable to the unitholders of BPY other than Brookfield and its affiliates (“public unitholders”). The Enhanced Offer represents an increase of 10%, including the appreciation in Brookfield Class A Shares, over the non-binding proposal made by Brookfield on January 4, 2021, a 26% premium to the undisturbed BPY unit price on December 31, 2020, and a 6% premium to the volume-weighted average price of BPY units on the Nasdaq since the announcement made January 4, 2021.

The independent members of the BPY Board of Directors (“the Directors”) have unanimously approved the transaction and recommend that unitholders of BPY do the same.  After consultation with independent financial and legal advisors, and upon the unanimous recommendation of a special committee of independent directors, the Directors have concluded that the offer is fair to the public unitholders and that the transactions contemplated in the Arrangement are in the best interests of BPY.

Nick Goodman, CFO of Brookfield Asset Management, stated “We are pleased to have reached agreement with BPY’s independent directors on a transaction we believe is appealing to BPY unitholders in many aspects and allows for greater optionality in how we manage our portfolio of high-quality real estate assets. Not only can unitholders choose to receive a meaningful portion of their consideration in cash at a significant premium, but they will also have the option to remain invested in the future upside of our real estate business and alternative asset management franchise.”

1 Reflects the value of a Brookfield Class A share as of market close on March 26, 2021.

Lazard Frères & Co. LLC (“Lazard”), acting as independent valuator and financial adviser to the special committee, has provided an opinion to the special committee that, as of March 31, 2021 and based upon their analysis and subject to various assumptions, qualifications and limitations to be set forth in its written valuation report, in addition to other factors that it considered relevant, the fair market value of a BPY unit was in the range of $14.00 to $18.50, implying a total enterprise value of $67.6 to $72.1 billion. Lazard has also provided an opinion to the special committee that, as of March 31, 2021 and based upon their analysis and subject to various assumptions, qualifications and limitations to be set forth in its written fairness opinion letter, in addition to other factors that it considered relevant, the consideration being offered to public unitholders under the Arrangement was fair, from a financial point of view, to such public unitholders. Copies of the Lazard valuation report and fairness opinion, and the factors considered by the special committee and the Directors as well as other relevant background information will be included in the management information circular that will be sent to BPY unitholders in advance of the special meeting to be called to consider the Arrangement and related transactions, which BPY unitholders are encouraged to review.

Transaction Details

Subject to pro-ration, BPY unitholders will have the ability to elect to receive, per BPY unit, $18.17 in cash, 0.3979 of a Brookfield class A limited voting share (“Brookfield Shares”), or 0.7268 of a BPY preferred unit with a liquidation preference of $25.00 per unit. Pro-ration will be based on a maximum cash consideration of approximately 50% of the total value of the BPY units ($3.27 billion in total cash payable to public unitholders), a maximum amount of Brookfield Shares equal to approximately 42% of the total value of the BPY units (59.3 million Brookfield Shares payable to public unitholders), and a maximum amount of BPY preferred units with a liquidation value of approximately 8% of the total value of the BPY units ($500 million in liquidation preference of BPY preferred units payable to public unitholders).

If public unitholders collectively elect to receive in excess of $500 million in liquidation preference of BPY preferred units, the amount of BPY preferred units can increase to a maximum of $1.0 billion in liquidation preference, offset against the maximum amount of Brookfield Shares. The maximum amount of cash consideration would not be affected.

Implications for Brookfield Property REIT Inc.

Any holders of the Class A stock of Brookfield Property REIT Inc. (“BPYU”) (NASDAQ: BPYU) that do not exchange their shares of BPYU Class A stock for BPY units prior to the election deadline will receive at closing, in accordance with the terms of the BPYU charter, the same per share consideration as will be received by BPY unitholders who have not made an election, being a combination of approximately 50% cash, 42% Brookfield shares and 8% BPY preferred units (subject to pro-ration). The aggregate consideration of $6.5 billion payable to BPY unitholders in the transaction includes the amount payable to the public holders of shares of BPYU Class A stock and the transaction will not be subject to a vote of holders of shares of BPYU Class A stock.

Any holders of shares of BPYU Class A stock who wish to elect their preferred form of consideration rather than the default pro-rated amounts, and/or vote in favor of or against the Arrangement and related transactions, are encouraged to convert their shares of BPYU Class A stock into BPY units as soon as possible. Instructions on how to do so can be found here.

Following approval of the Arrangement and related transactions by unitholders of BPY, it is expected that the BPYU 6.375% Series A Cumulative Redeemable Preferred stock (NASDAQ: BPYUP) will be redeemed at its par value of $25.00 per share, plus any accrued and unpaid dividends, at or around the closing of the Arrangement.

Implications for Brookfield Office Property Exchange LP

The holders of exchangeable limited partnership units of Brookfield Office Property Exchange LP will also be entitled to make the same elections that can be made by BPY unitholders in the transaction. Any holder who does not make an election to participate will have his or her units redeemed prior to closing and will receive the same default consideration as BPY unitholders.

Brookfield is not proposing to acquire other securities of BPY and its subsidiaries, which are expected to remain outstanding.

Process and Related Matters

The Arrangement and related transactions are subject to approval by a majority of the public unitholders of BPY, in addition to other customary closing conditions including the approval of the Ontario Superior Court of Justice. Assuming these conditions are met, the Arrangement is expected to close in the third quarter of 2021.

Pursuant to the terms of the agreement governing the Arrangement, BPY unitholders and holders of shares of BPYU Class A stock and exchangeable limited partnership units of Brookfield Office Property Exchange LP will not receive further quarterly distributions on their securities.

Torys LLP and Goodwin Procter LLP are serving as legal counsel to Brookfield.

Lazard is serving as financial advisor and Goodmans LLP and Latham & Watkins, LLP are serving as legal counsel to BPY’s special committee.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction between BPY and Brookfield. In connection with the proposed transaction, Brookfield and BPY, together with certain subsidiaries of BPY (collectively with Brookfield and BPY, the “Registrants”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include the circular of BPY and a prospectus of the Registrants, as well as other relevant documents regarding the proposed transaction. A definitive circular/prospectus will also be sent to BPY unitholders.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  INVESTORS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC (IF AND WHEN THEY BECOME AVAILABLE), INCLUDING THE CIRCULAR /PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

A free copy of the circular/prospectus, as well as other filings containing information about the Registrants, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BPY by accessing BPY’s website at bpy.brookfield.com or from Brookfield by accessing Brookfield’s website at bam.brookfield.com.  Such documents are not currently available.

Brookfield Asset Management Inc. is a leading global alternative asset manager with US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media (Brookfield): Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations (Brookfield): Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Communications & Media (BPY): Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations (BPY): Matt Cherry Tel: (212) 417-7488 Email: matthew.cherry@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. The word “will” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the proposal described in this new release, the expected benefits thereof, and the prospect of its completion. Although Brookfield and BPY believe that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield and/or BPY to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business or may do business; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors as detailed from time to time in Brookfield’s Annual Report on Form 40-F and BPY’s Annual Report on Form 20-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield and BPY with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield and BPY, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield and BPY undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.